As filed with the Securities and Exchange Commission on February 22, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(AMENDMENT NO. 2)

CYSIVE, INC.

(Name of Subject Company—Issuer and Filing Person—Offeror)
OPTIONS TO PURCHASE COMMON STOCK,
PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

23281T-10-8
(CUSIP Number of Class of Securities)

NELSON A. CARBONELL, JR.
CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
CYSIVE, INC.
10780 PARKRIDGE BOULEVARD, SUITE 400
RESTON, VIRGINIA 20191
TELEPHONE: (703) 259-2300
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

Copies to:
BRIAN J. LYNCH
DARREN K. DESTEFANO
COOLEY GODWARD LLP
ONE FREEDOM SQUARE
RESTON TOWN CENTER
11951 FREEDOM DRIVE
RESTON, VIRGINIA 20190
TELEPHONE: (703) 456-8000

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**

$26,049,153	$5,210

*     Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,772,750 shares of Common Stock of Cysive, Inc. having an aggregate value of $26,049,153 as of January 23, 2002 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The number of shares subject to options, the aggregate value of the options and the filing fee are based on the number of shares subject to eligible options on January 23, 2002.

*     One-fiftieth of 1% of the value of the transaction, pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended.

[X] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

AMOUNT PREVIOUSLY PAID:	$5,210	FILING PARTY:	Cysive, Inc.
FORM OR REGISTRATION NO.:	Schedule TO	DATE FILED:	January 24, 2002

[   ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTIONS TO WHICH THE STATEMENT RELATES:

[ ]	Third-party tender offer subject to Rule 14d-1.

[X]	Issuer tender offer subject to Rule 13e-4.

[ ]	Going-private transaction subject to Rule 13e-3.

[ ]	Amendment to Schedule 13D under Rule 13d-2.

CHECK THE FOLLOWING BOX IF THE FILING IS A FINAL AMENDMENT REPORTING THE RESULTS OF THE TENDER OFFER: [   ]

INTRODUCTORY STATEMENT

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 24, 2002, and Amendment No. 1 thereto, filed with the Securities and Exchange Commission on February 20, 2002, relating to our offer to exchange certain options to purchase shares of our common stock, par value $0.01 per share, upon the terms and subject to the conditions described in the Offer to Exchange dated January 24, 2002. This Amendment No. 2 is being filed to update Section 15 of the Tender Offer Statement in order to reflect the fourth quarter earnings release of Cysive, Inc., included in its Current Report on Form 8-K, as filed with the Securities and Exchange Commission on February 15, 2002, as amended by Form 8-K/A, as filed with the Securities and Exchange Commission on February 22, 2002.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2002

CYSIVE, INC

By:	/s/ Nelson A. Carbonell, Jr.

Name: Nelson A. Carbonell, Jr. Title: Chairman, President and Chief Executive Officer

INTRODUCTORY NOTE

Pursuant to Section 13 of the Offer to Exchange dated January 24, 2002, we have amended the Offer to Exchange through Exhibit 1 attached to Amendment No.2 to Schedule TO. Other than as indicated in Exhibit 1, all other terms of the Offer to Exchange, as amended, remain unchanged. Attached hereto is information we are required to disseminate to you pursuant to Regulation TO.

EXHIBIT 1

AMENDMENTS TO THE OFFER TO EXCHANGE

The Offer to Exchange is hereby supplemented and amended as follows:

1.	The fourth and fifth paragraphs and the financial information presented in tabular form in Section 15 of the Offer to Exchange is amended to read, in its entirety, as follows:

Set forth below is a selected summary of our financial information. The selected historical consolidated balance sheets and consolidated statements of operations data at and for the years ended December 31, 2001, December 31, 2000 and December 31, 1999 have been derived from the consolidated financial statements included in our Current Report on Form 8-K/A, filed with the SEC on February 22, 2002 and our Annual Report on Form 10-K for the fiscal year ended December 31, 2000, filed with the SEC on April 2, 2001, and should be read together with the consolidated financial statements and related notes included in such reports. Since the selected summary financial information set forth below is not accompanied by an audit report, it is considered unaudited.

CYSIVE, INC.

CONDENSED BALANCE SHEETS

(IN THOUSANDS)

(UNAUDITED)

	DECEMBER 31,	DECEMBER 31,	DECEMBER 31,
	2001	2000	1999

Current assets	$122,005	$125,838	$55,663
Noncurrent assets	39,129	60,242	5,691

Total assets	$161,134	$186,080	$61,354

Current liabilities	$4,900	$12,235	$3,675
Stockholders’ equity	156,234	173,845	57,679

Total liabilities and
stockholders’ equity	$161,134	$186,080	$61,354

CONDENSED STATEMENTS OF OPERATIONS
(IN THOUSANDS)

(UNAUDITED)

	YEAR ENDED		DECEMBER 31
	2001	2000	1999

Revenues	$14,691	$50,287	$25,265
Direct costs	13,739	22,851	8,899
Net loss	(21,928)	(14,328)	(6,402)
Basic and diluted net
loss per share	$(0.74)	$(0.54)	$(0.36)

Our book value per share was $5.33 as of December 31, 2001.

2.	The third paragraph of Section 15 of the Offer to Exchange is amended to add the following language after the first sentence:

We also incorporate by reference our Current Report on Form 8-K dated February 15, 2002 (with the exception of the seventh paragraph in Exhibit 99-1 thereto concerning “Safe Harbor” Statements, which is not incorporated herein), and the Amendment thereto on Form 8-K/A, dated February 22, 2002.